

MF FIRE

Engineering the Perfect Burn

Introducing the Catalyst
the world's cleanest, smart wood stove

The Problem





Traditional wood stoves are dirty, inefficient, and difficult to operate.

The Solution

The Catalyst is the world's first smart stove



Patent Pending Technology



Unfair Advantage

The Catalyst's smart controller guarantees the perfect burn every time.





2014 Grand Prize
2013 Low Emission Prize

MIT Clean Energy Prize



Energy Efficiency Prize
People's Choice Award



Partnership and Research Lab

Engaging User Experience



Engagement to match lifestyle

Every fire is perfect

Adjustable burn

Auto/Remote start

No effort or mess

Mobile feedback and control

$6B Target Market



$6,00M/yr

$600M/yr

$150M/yr

$35M/yr

International Stoves

U.S. Stoves

International High-tech Stoves

High-tech Stoves

U.S. LOHAS

41M households

Competitive Analysis

US Market Share



Large, Growing Market
and Highly Fragmented

Pricing

Priced to Sell in Existing Premium Market



High-Performance Wood Stove Cost

Initial Sales Model

Direct sale at $4,995 with aggressive marketing

Beta units installed in homes - Jan 1, 2016

Demand backlog: Pre-orders – Q2, 2016

Expand to additional
channels and products



Search Traffic

500k searches/mo wood stoves

30k searches/mo premium stoves

#1



Google™
Adwords

Keyword	Avg. Mo	Competition	Suggested bid
contemporary wood burning stove	2400	1	0.9
best wood stove	1600	0.99	0.49
modern wood burning stoves	1600	1	0.94
best wood burning stove	1600	1	0.65
ultimate wood heaters	1600	0.47	1.14
modern wood stove	1300	1	0.67
modern stoves	1300	0.9	0.76
high efficiency wood stove	1000	1	1.14
wood stove reviews	880	1	0.49
best wood stoves	880	0.99	0.41
most efficient wood stove	880	1	0.92
modern wood burning stove	880	1	0.73
wood stoves reviews	720	1	0.54
catalytic wood stove	720	1	1.26
best wood burning stoves	720	1	0.84
wood burning stove reviews	590	0.99	0.93
wood burning stoves reviews		1	0.67
m		0.99	0.82
ep		0.99	0.71
all		0.66	0.6
contemporary stoves	480	1	0.74
efficient wood stove	390	1	0.85
wood burning stoves advice	390	0.71	1.92
contemporary wood stoves	320	1	0.8
large wood stoves	320	1	0.83
most efficient wood burning stove	320	1	1.03
epa certified wood stoves	260	1	1.45
efficient wood burning stoves	260	1	1.04
efficient wood burning stove	260	1	1.02

Avg PPC < $1

Management Team



Taylor Myers
Founder, CTO

Product Architect

- PhD Fire Scientist
- MD Innovator of the Year



Ryan Fisher
Founder, COO

Customer Champion

- Engineering Consultant
- Customer Experience Manager



Paul LaPorte
CEO

Business Leader

- 27-year Tech Leader
- Venture-backed Startups & Exits

Advisors & Partners

Advisors

Casey Willson – 40 Year Entrepreneur and Sustainability Policy Advisor
Satish Tamboli – Venture Advisor at MTECH Ventures
Craig Dye - Venture Advisor at MTECH Ventures
Prof. Stanislav Stoliarov – Material Flammability Expert
Prof. Michael Gollner – Woodstove Research Lab at UMD
John Ackerly – President of Alliance for Green Heat

Legal



DLA Piper
Jeff Lehrer, Managing Partner
Co-Chair U.S. Emerging Growth and Venture Capital

Bank



Financial Projections

Catalyst

Retail Price: $4,995/unit

Launch in US and Canada

Expand to Europe, product lines

1,000 stoves/month by 2020



See financial model for details

Current Status



Step 1
Prototype
Development

Step 3
Optimization, Beta
Testing

Step 5
Market Entry
Fall 2016

Step 2
Technology
Verification

**Pre-Orders,
Regulatory
Testing**

Summary

Catalyst

Disruptive - engineered innovation

Proven – multi-award-winning product

High ROI - existing $6B market, business model

Low Risk – product ready for launch & production

Barriers to Entry – Smart tech, patent pending



Non-dilutive funding takes the Mulciber from R&D to commercialization & revenue



Management team consists of thought leaders in the field prepared to aggressively grow

THE [OFFERING MATERIALS] MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.